

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Weixuan Zhang
Chief Executive Officer
Dynamic Shares Trust
c/o Dynamic Shares LLC
401 W. Superior Street
Suite 300
Chicago, Illinois 60654

  Re: Dynamic Shares Trust
    Form 10-K for the Fiscal Year Ended December 31, 2022
    File No. 001-40369

Dear Weixuan Zhang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Crypto Assets